

August 23, 2010

<u>Via Facsimile (212) 474-3700 and U.S. Mail</u>
Bradley Feuer, Esq.
Acting General Counsel and Corporate Secretary
Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011

  Re: Barnes & Noble, Inc.
    Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
    Filed August 19, 2010
    Soliciting Materials filed on Schedule 14A
    Filed August 19, 2010
    File No. 1-12302

Dear Mr. Feuer:

  We have limited our review of your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

PRER14A filed August 19, 2010

General

1.   To the extent now known, please fill in all missing information. For example, revise to provide the information required by Item 1 of Schedule 14A.

2.   We note that Messrs. Del Giudice and Zilavy are no longer standing for re-election. Please supplement your background discussion and the disclosure in Proposal 1 to outline the reasons that prompted the change. Please also disclose whether and if so, how, the Board considered the relative attributes of the replacement director nominee candidates vis-à-vis Messrs. Del Giudice and Zilavy.

3.   Please revise to clarify whether the Board envisions Messrs. Del Giudice and Zilavy serving in any form of advisory and/or compensated role subsequent to the Annual Meeting.

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please recharacterize as your opinion, allegations that Yucaipa is proposing the amendment to the Rights Agreement as part of a larger plan that would involve Yucaipa and another stockholder joining together to acquire majority control of the company.

5.   Please note our comment above. It is not apparent that the nomination of director nominees by Yucaipa and submission of its non-binding proposal to amend the Rights Agreement evidence an intent to obtain control of the company.   Please set forth in your disclosure support for your assertion. If you are unable to provide such support, please remove the statement.

6.   Please revise to provide further balance to your disclosure throughout the proxy statement and in future filings and acknowledge the non-binding nature of the Yucaipa Rights Agreement amendment proposal. Also, please acknowledge that the Yucaipa director nominees if elected, would constitute a minority of the Board.

7.   We partially reissue prior comment 4. Please clarify the Board's intentions if the non-binding proposal to amend the current Rights Plan is approved by the majority of shareholders. For example, if the Board intends on rejecting any proposal to amend the Rights Plan even if the non-binding proposal is passed,

revise to specifically state this fact.

Background to the Solicitation, page 4

8.   You disclose meetings that occurred between Mr. Burkle and investment banks
        concerning a possible leveraged buyout. Please revise to provide further context
        to the statement. For example, disclose whether Mr. Burkle or the banks
        requested the meetings and/or whether Mr. Burkle pursued the negotiations.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the filing persons are in
possession of all facts relating to their disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

Bradley Feuer, Esq.
Barnes & Noble, Inc.
August 23, 2010
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Andrew Thompson, Esq.
        Cravath, Swaine & Moore LLP